Filed by 7GC & Co. Holdings Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934 Subject Company: 7GC & Co. Holdings Inc. Commission File No.: 001-39826 Date: October 10, 2023 Investor Presentation October 2023

Disclaimers Basis of Presentation This Presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Banzai International, Inc. (“Banzai” or the “Company”) and 7GC & Co. Holdings Inc. (“7GC” or “VII”) and related transactions (collectively, the “Potential Business Combination”) and for no other purpose. By accepting, reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. No Offer or Solicitation This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Customer Data Unless otherwise noted, all customer data included herein represents only Banzai Demio customers, excluding Banzai customers that are not Demio customers, for the period from January 1, 2019, through October 5, 2023. Banzai management believes this subset of customers is most representative of the company's business going forward. Industry and Market Data No representations or warranties, express, implied or statutory are given in, or in respect of, this Presentation, and no person may rely on the information contained in this Presentation. To the fullest extent permitted by law, in no circumstances will Banzai, or VII or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Presentation discusses trends and markets that Banzai’s leadership team believes will impact the development and success of Banzai based on its current understanding of the marketplace. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither VII nor Banzai has independently verified the data obtained from these sources and cannot assure you of the reasonableness of any assumptions used by these sources or the data’s accuracy or completeness. Any data on past performance or modeling contained herein is not an indication as to future performance. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with VII or Banzai or their respective representatives as investment, legal or tax advice. The Recipient should seek independent third party legal, regulatory, accounting and/or tax advice regarding this Presentation. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Banzai or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of Banzai and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. VII and Banzai assume no obligation to update the information in this Presentation. Forward Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward- looking. These forward-looking statements include, but are not limited to: (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the Potential Business Combination and anticipated closing timing; (3) changes in the market for Banzai’s services and technology, and expansion plans and opportunities; (4) Banzai’s unit economics; (5) the sources and uses of cash of the Potential Business Combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the Potential Business Combination; (7) developments of Banzai; (8) current and future potential commercial and customer relationships; (9) the ability to operate efficiently at scale; (10) anticipated investments in additional capital resources, and research and development and the effect of these investments; (11) the amount of redemption requests made by VII’s public stockholders; (12) the ability of the combined company to issue equity or equity-linked securities in the future; and (13) expectations related to the terms and timing of the Potential Business Combination. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of VII’s and Banzai’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of VII and Banzai. 2

Disclaimers (cont’d) Forward Looking Statements (cont’d) These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination is not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; failure to realize the anticipated benefits of the Potential Business Combination; risks relating to the uncertainty of the projected financial information with respect to Banzai; Banzai’s ability to successfully and timely develop, sell and expand its technology and products, and otherwise implement its growth strategy; risks relating to Banzai’s operations and business, including information technology and cybersecurity risks, loss of key customers and deterioration in relationships between Banzai and its employees; risks related to increased competition; risks relating to potential disruption of current plans, operations and infrastructure of Banzai as a result of the announcement and consummation of the Potential Business Combination; risks that Banzai is unable to secure or protect its intellectual property; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the ability to compete with existing or new companies that could cause downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share; the amount of redemption requests made by VII's stockholders; the impact of geopolitical, macroeconomic and market conditions, including the COVID-19 pandemic; the ability to successfully select, execute or integrate future acquisitions into the business, which could result in material adverse effects to operations and financial conditions; and those factors discussed in the Appendix to this Presentation and set forth in the section entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in VII’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, VII's Annual Report on Form 10-K for the year ended December 31, 2022, and in those documents that VII has filed, or will file, with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither VII, nor Banzai presently know or that VII, and Banzai currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect VII’s, and Banzai’s expectations, plans or forecasts of future events and views as of the date of this Presentation. VII, and Banzai anticipate that subsequent events and developments will cause VII’s, and Banzai’s assessments to change. However, while VII, and Banzai may elect to update these forward-looking statements at some point in the future, VII, and Banzai specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing VII’s, and Banzai’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Trademarks VII and Banzai own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with VII or Banzai, an endorsement or sponsorship by or of VII or Banzai, or a guarantee that VII or Banzai will work or will continue to work with such third parties. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that VII, Banzai, or the any third-party will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. Non-GAAP Financial Measures Some of the financial information and data contained in this Presentation, such as Adjusted EBITDA (“Adjusted EBITDA”), Adjusted EBITDA margin and free cash flow, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Adjusted EBITDA is defined as net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization, as adjusted to exclude non-cash items or certain transactions that management does not believe are indicative of ongoing Company operating performance, which include bad debt and distributions to shareholders. These non-GAAP financial measures, and other measures that are calculated using such non-GAAP measures, are an addition to, and not a substitute for or superior to the most directly comparable financial measures prepared in accordance with GAAP. VII and Banzai believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Banzai’s financial condition and results of operations. Banzai’s management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. VII and Banzai believe that the use of these non-GAAP financial measures provide an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Banzai’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalent. For example, other companies may calculate these non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Banzai’s non-GAAP measures may not be directly comparable to a similarly titled measures of other companies. See the Appendix for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures. 3

Disclaimers (cont’d) Important Information for Investors and Stockholders The Potential Business Combination will be submitted to stockholders of VII for their consideration and approval at a special meeting of stockholders. VII has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes preliminary and definitive proxy statements to be distributed to VII’s stockholders in connection with VII’s solicitation for proxies for the vote by VII’s stockholders in connection with the Potential Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to VII’s stockholders and certain of Banzai’s equity holders in connection with the completion of the Potential Business Combination. After the Registration Statement has been filed, VII will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the Potential Business Combination. VII’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with VII’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Potential Business Combination, because these documents will contain important information about VII, Banzai and the Potential Business Combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Potential Business Combination and other documents filed with the SEC by VII, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on VII’s “Investor Relations” website at https://www.7gc.holdings/sec-filings or by directing a request to info@7gc.co. VII and Banzai and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of VII’s stockholders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding VII’s directors and executive officers in VII’s filings with the SEC, including VII’s Annual Report on Form 10-K filed with the SEC on March 31, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to VII’s stockholders in connection with the Potential Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of VII’s stockholders generally, will be set forth in the Registration Statement. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. This Presentation is not a substitute for the Registration Statement or for any other document that VII may file with the SEC in connection with the Potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by VII through the website maintained by the SEC at http://www.sec.gov. Financial Information and Additional Information in Connection with SEC Filings The information in this Presentation has not been reviewed by the SEC and certain information, such as financial measures referenced herein, may not comply in certain respects with SEC rules. As a result, the information in the Registration Statement may differ from this Presentation to comply with SEC rules. The Pro Forma financial data included herein has not been prepared in accordance with Article 11 of the SEC's Regulation S-X, is presented for informational purposes only and may differ materially from the Regulation S-X compliant unaudited pro forma financial statements to be included in 7GC's proxy statement / prospectus in connection with the Potential Business Combination. The Registration Statement will include substantial additional information about Banzai and VII not contained in this Presentation. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE POTENTIAL BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. 4

EXECUTIVE SUMMARY Investment Summary Highlights The divergence between M&A volume Banzai’s integrated platform capitalizes on and the growing number of marketing Compelling Attractive economies of scale and complementary technology (“MarTech”) companies customer bases to maximize cross- Growth Story Retention presents an exciting consolidation selling opportunities opportunity Customers praise Banzai’s award- $28B+ total addressable market Strong Market Differentiated winning products for its user-friendly across the MarTech value chain driven interfaces and thoughtful product Tailwinds Products by tailwinds of digital channels architecture Banzai has established a clear The Management team has supported 19 Competitive Experienced acquisition strategy with well-defined M&A transactions in the past decade as Strategy Management evaluation and success criteria buyer, seller, or operator 5

EXECUTIVE SUMMARY

MarTech is an Attractive Vertical

banzai

Over the past five years, MarTech has proven to be a **highly attractive investment**, yielding robust returns and **consistently outperforming the market**.


MarTech Stock Performance[1] (%)
S&P 500 Performance[1] (%)
344.0%
59.9%
Jan-18
Sep-23

Note: MarTech Stock Performance is indexed on average performance of ADBE, CRM, HUBS, TTD, ORCL, WIX, CRTO, and MGNI; S&P 500 Performance is indexed on SP50 performance
1) FactSet, September 2023

6

EXECUTIVE SUMMARY Lower VC Funding Pressuring MarTech SaaS 2 MarTech and Enterprise SaaS VC Deal Activity Tech Companies Continue to Downsize 1 1 Deal Value ($M) Deal Count Number of Tech Companies with Layoffs 639 274 230 $19,078 182 133 126 113 99 99 96 96 $7,639 93 2018 2023E* Nov-22 Aug-23 *YTD annualized figure based on Q1 2023 deal value 1) PitchBook Launch Report: Enterprise SaaS, May 2023 7 2) Layoffs.fyi, September 2023

OPPORTUNITY EXECUTIVE SUMMARY A Unique Market Discrepancy The divergence between M&A volume and the growth in the number of MarTech companies presents a growing opportunity for consolidation. 1 2 M&A Deal Count Number of MarTech Companies 42,436 11,038 20,599 947 2014 Jun-23 1) PitchBook Q2 2023 Global M&A Report, July 2023 8 2) ChiefMarTec Marketing Technology Landscape, 2023

Many MarTech companies are looking to sell, 1 but buyers are at a 10-year low. Banzai is consolidating mission-critical, sub- scale MarTech products. Our secret sauce is customer expansion through cross-sales. 9 1) PitchBook Q2 2023 Global M&A Report, July 2023

Marketers struggle with an explosion of SaaS vendors. Enterprises use an average of 120+ marketing tools for their daily operations, leading to disjointed customer experiences and messy 1 data. 10 1) Netskope Cloud Report, August 2019

EXECUTIVE SUMMARY

Data is the Top Challenge for Marketers

banzai

Marketers are Requiring Solutions that Integrate Seamlessly

Enterprises use an average of 120+ different marketing SaaS solutions.[1]

50% of marketers consider data centralization capabilities as the most important factor when choosing a new marketing technology solution.[2]

Customer data specifically remains a huge challenge for marketers — in the 2022 Marketing Data and Analytics Survey, 70% of marketing analytics consumers agreed that access to unified customer data is a major barrier to the success of marketing analytics, up from 65% in the 2020 survey.[3]


70%
65%
2020
2022

1) Netskope Cloud Report, August 2019
2) Winterberry Group Strategic Due Diligence Report for Banzai, April 2023
3) Gartner®, Cool Vendors™ in Marketing Data and Analytics, October 2022. GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally, and COOL VENDORS is a registered trademark of Gartner, Inc. and/or its affiliates and are used herein with permission. All rights reserved.

11

Banzai develops essential marketing solutions for companies that want to grow faster, offering seamless integrations and experiences to increase customer value out of the box. 12

EXECUTIVE SUMMARY Buyer Universe for Rolling Up MarTech Industry Strategic buyers are focused on whales, presenting an opportunity for small cap consolidation. Small Scale Acquisition Focus Large Scale Acquisition Focus Private Equity Strategic 13

EXECUTIVE SUMMARY The Prize for Winning is Big Banzai’s Serviceable Available Market United States B2B MarTech Spend 2023E Banzai $28.1B TAM $39.4B $20.2B 2023E Banzai $5.4B SAM 2020 2026E Banzai’s Serviceable Available Market (SAM) is expected to Banzai’s Total Available Market (TAM) is expected to grow to grow to $8.4B by 2026E, at a CAGR of 16.07% (2020-2026E) $39.4B by 2026E, at a CAGR of 11.8% (2020-2026E) 14 Source: Winterberry Group Strategic Due Diligence Report for Banzai, April 2023

Company Overview

COMPANY OVERVIEW

Banzai Develops Mission-Critical MarTech Solutions

banzai

Reach Boost

Acquisition

Identifying and attracting the right leads


Audience Targeting
Promotion & Sharing
Audience Acquisition
Net New Audiences
Webinar Hosting
Content Distribution
AI Content Creation
Community Platforms
ROI Tracking
Ad Platform Training
Customer Journey
ROI Attribution
Channels
Transactions
Marketing Automation
salesforce
banzai

Demio

Engagement

Winning and retaining customers

Integrations

Demio

Analytics

Making better and faster business decisions

16

COMPANY OVERVIEW Acquisition Strategy – Evaluation Criteria Evaluation Criteria Financial ARR / EBITDA YOY Growth Regulation S-X Banzai's Evaluation Criteria Performance are structured to ensure that Strategic Product / Platform Market Cross-Sell Enhancement Opportunities Fit acquisitions are strategically positioned for success. Customer Growth Churn NRR Metrics Product / System Cost Efficiencies Synergy Integration 17

COMPANY OVERVIEW Acquisition Strategy – Success Criteria Success Criteria Revenue Growth % EBITDA Margin % Rule of 40 Banzai's Success Criteria necessitates the adherence to Actual Performance vs. Forecast NPV and IRR Assumes appropriate hurdle rate specified practices & KPIs to assure optimal business Customer Unit Economics Reduced Churn Cross-Sell Expansion operations and organizational Relative to Plan LTV / CAC CSAT / NPS Impact on Combined KPIs success. Entity 18

COMPANY OVERVIEW Our Secret-Sauce is Customer Expansion Organic Growth Banzai's secret sauce is our Customer Expansion flywheel. As we grow our organic customer base, and as we add Customer more solutions to our platform, our ability Expansion to drive cross-sales increases, compounding over time. Strategic Cross-Selling Acquisitions 19

COMPANY OVERVIEW Acquisition – Boost 20

COMPANY OVERVIEW Acquisition – Reach 21

COMPANY OVERVIEW Engagement and Analytics – Demio 22

COMPANY OVERVIEW Banzai Delivers Award Winning Products 23 Source: G2 Awards, CloudRatings, Hubspot

COMPANY OVERVIEW

Our Customers Love Us

banzai

Customer	Metric	Description
ActiveCampaign	1,900+	Hosted Sessions (YTD 2022)
Adobe	800+	Increased Registrations
Microsoft	3,100	Increased Registrations
Floify	1,000+	Hosted Sessions (2020—2023)
THINKIFIC	250+	Hosted Sessions (2020—2023)
DataRobot	2,200+	Increased Registrations
Square	155+	Hosted Sessions (2020—2022)
servicenow	1,300+	Increased Registrations
teamgantt	15%	Increased Attendance Rate
qvalia	< 30	Minutes to Setup on Demio
nintex	40%	Increase in Prospect Attendance
ThermoFisher SCIENTIFIC	300+	Hosted Sessions (2020—2023)
Nutshell	5x	Increase in Conversion Rate
tinuiti	3x	Webinar Conversions
Fireflies	890+	Hosted Sessions (2021—2023)

Note: All numbers are based on customer usage for periods 2017-2022 unless otherwise indicated

24

Management Overview

MANAGEMENT OVERVIEW Leadership with Demonstrated Acquisition Track Record Cohesive management team with long working history at Avalara, Verivox, and other leading companies that has supported 19 M&A transactions over the past decade. Joe Davy Simon Baumer Mark Musburger CEO CTO CFO GM, Avalara VP Engineering, Director, Avalara Founded Banzai in 2016 Verivox Rachel Stanley Ashley Levesque VP of Customer Experience VP of Communications 26

MANAGEMENT OVERVIEW Executive Team M&A Track Record 2022 2022 2021 2020 2020 2018 Undisclosed Broker Business Unit 2018 2017 2017 2017 2015 2015 Digital Brokerage Business 2015 2014 2014 2013 2010 2007 Tax Technology eFileSolutions Services 27 Note: List does not include all M&A transactions executed by the management team

Transaction Summary

TRANSACTION SUMMARY 7GC & Co Holdings Platform $2.0B TECHNOLOGY CAPITAL DEDICATED TO PRIVATE GROWTH, TOP TIER FUNDS AND SPAC INVESTING 1. 7GC & Co Fund I & Fund II Fund $2B II AUM: ✓ $225M target AUM across Fund I & II with over 400 Special Purpose $150M investments evaluated since 2018 Acquisition Company (“SPAC”) AUM: $1.5B 2. Strategic Co-Investment $230M ✓ Existing LPs receive access to participate alongside 7GC in oversubscribed rounds like Capsule (2020 Forbes Next-Billion Dollar Startup) and hims (exited via IPO) Moonfare $1B AUM: 1 $2B 3. 7GC & Co Holdings Inc. (“VII”) ✓ Raised an upsized 4.5x oversubscribed $230M IPO targeting the technology industry; 7GC Fund sponsored $500M Co-Invest Fund I Funds 4. AUM: AUM: $75M ✓ Digital–first investing platform that has invested over $1B into $20M most prominent VC and PE firms in the world including 2018 Founders Fund, KKR, EQT, and The Carlyle Group 2019 2020 29 1) 7GC; Moonfare Website: Moonfare doubles Assets under Management to over €2 billion Assets Under Management

TRANSACTION SUMMARY Business Combination Summary Business Combination Structure ▪ 7GC & Co. Holdings Inc. (“VII”) intends to complete a business combination (the “Business Combination”) with Banzai International, Inc. (“Banzai”), a leading full-stack performance marketing platform 1 ▪ The Business Combination is targeted to close in the second half of 2023, subject to the satisfaction of customary closing conditions Valuation ▪ The Business Combination values Banzai at $100 million 1c ▪ Existing Banzai shareholders are expected to roll over 100% of their equity as part of the Business Combination Capital Structure ▪ The Business Combination is expected to be funded by a combination of cash held in the VII trust account and common stock to be received by Banzai shareholders 1 ▪ The Business Combination is expected to result in no new debt and approximately $35 million net cash on the balance sheet ▪ Banzai is supported by a $100 million share subscription facility from GEM 30 1) Assumes no redemptions of VII public stockholders from the VII trust account

TRANSACTION SUMMARY Next Steps and Timeline Item Status $100 PIPE Agreement Complete BCA Executed Complete Banzai 2021 / 2022 Audits Complete Banzai H1 Review Complete Fairness Opinion Complete Complete S-4 Draft Initial S-4 Filing Complete PIPE Raise In Progress SEC Review & Merger Completed In Progress 31

TRANSACTION SUMMARY Investment Summary Highlights The divergence between M&A volume Banzai’s integrated platform capitalizes on Compelling Attractive and the growing number MarTech economies of scale and complementary companies presents an exciting customer bases to maximize cross- Growth Story Retention consolidation opportunity selling opportunities Customers praise Banzai’s award- $28B+ total addressable market Strong Market Differentiated winning products for its user-friendly across the MarTech value chain driven interfaces and thoughtful product Tailwinds Products by tailwinds of digital channels architecture Banzai has established a clear The Management team has supported 19 Competitive Experienced acquisition strategy with well-defined M&A transactions in the past decade as Strategy Management evaluation and success criteria buyer, seller, or operator 32

Appendix

APPENDIX

Today's Presenters

banzai

banzai



Joe Davy
CEO and Founder

- Senior executive with track record of growing and scaling businesses
- Grew Banzai from 2 people to more than 50 with no outside capital
- GM, Avalara. Ran CertCapture and TrustFile business units

Avalara



Mark Musburger
CFO

- Senior executive with track record of growing and scaling businesses
- Previously CFO for Corvee and Sr. Director at Identity Digital.
- Director at Avalara. Ran budget across all departments, representing $180 million in revenue

Avalara

7GC & Co. Holdings



Jack Leeney
Chairman and CEO

- Proven growth technology investing track record
- Co-Founder & Managing Partner of 7 Global Capital
- 2x SPAC Board Director – Porch.com & Appreciate

7GC & Co.



Chris Walsh
CFO and COO

- Proven growth technology investing track record
- Vice President of 7 Global Capital
- Founding member at Empros Capital, technology-focused merchant bank

7GC & Co.

34

APPENDIX

Marketing Technology Opportunity

banzai

11,000+ MarTech SaaS companies present a major opportunity for consolidation[1]

Banzai is building and acquiring mission-critical Marketing Technology solutions across three themes, to create a suite of seamlessly integrated solutions for our customers

- Acquisition
- Engagement
- Analytics

Marketing Technology is a Huge and Fast Growing Opportunity

$28B TAM, growing by 11.8% CAGR from 2020 to 2026[2]
M&A down 50%+ in 2023, creating many attractive opportunities[3]

Banzai currently serves 3,000+ customers, presenting a great opportunity for customer organic & inorganic expansion

Experienced team who has successfully executed on SaaS strategy

Recurring revenue model, high profit margins, and significant operating leverage combined with rapid growth

1) ChiefMarTec Marketing Technology Landscape, 2023
2) Winterberry Group Strategic Due Diligence Report for Banzai, April 2023
3) From 2021 through June 30, 2023; PitchBook Q2 2023 Global M&A Report, July 2023

35

APPENDIX Risk Factor Summary Actual events, circumstances, or results are difficult or impossible to predict and may differ materially from those contemplated in any forward-looking statements made in this Presentation and are due to a variety of risks and uncertainties including, but not limited to, that Banzai: is dependent upon customer renewals, the addition of new customers, increased revenue from existing customers and the continued growth of the market for its platform; may fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs or requirements, and its platform may become less competitive; may not successfully execute on its strategy and continue to develop and effectively market solutions that anticipate and respond to the needs of its customers, its business, operating results and financial condition may suffer; may fail to properly manage its technical operations infrastructure, experience service outages, undergo delays in the deployment of its applications, or its applications may fail to perform properly, as a result may be subject to liabilities and its reputation and operating results may be adversely affected; has in the past completed acquisitions and may acquire or invest in other companies or technologies in the future, which could divert management’s attention, fail to meet its expectations, result in additional dilution to its stockholders, increase expenses, disrupt operations or harm operating results; may fail to further enhance its brand and maintain its existing strong brand awareness, its ability to expand its customer base will be impaired and its financial condition may suffer; may fail to effectively develop and expand its marketing, sales, customer service, operations, and capabilities could harm its ability to increase its customer base and achieve broader market acceptance of its platform; has experienced rapid growth and organizational change in recent periods and expects continued future growth, and if Banzai fails to manage its growth effectively, Banzai may be unable to execute its business plan, maintain high levels of service or address competitive challenges adequately; and faces significant competition, which may adversely affect its ability to add new customers, retain existing customers and grow its business. Other risks and uncertainties include changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to Banzai; Banzai’s ability to successfully and timely develop, sell and expand its technology and products, and otherwise implement its growth strategy; risks relating to Banzai’s operations and business, including information technology and cybersecurity risks, loss of customers and deterioration in relationships between Banzai and its employees; risks related to increased competition; risks relating to potential disruption of current plans, operations and infrastructure of Banzai as a result of the announcement and consummation of the Business Combination; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the amount of redemption requests made by 7GC’s stockholders; the impact of geopolitical, macroeconomic and market conditions, including the COVID-19 pandemic; the ability to successfully select, execute or integrate future acquisitions into the business, which could result in material adverse effects to operations and financial conditions; and those factors discussed in VII’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, VII's Annual Report on Form 10-K for the year ended December 31, 2022, and in those documents that VII has filed, or will file, with the SEC. If any of these risks materialize or its assumptions prove incorrect, actual results could differ materially from the results implied by statements made in this Presentation. There may be additional risks that neither VII nor Banzai presently know or that VII and Banzai currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. Accordingly, you should not place undue reliance on its forward-looking statements. 36